UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.           )-Original Filing

SARS Corporation
 (Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

803791102
(CUSIP Number)

The Clarence Group, LLC
Attention: William L. Bates
17797 Westhampton Woods Drive
St. Louis, MO 63005
(636) 458-3979

Copy to:
Donald J. Mehan, Jr.
Attorney at Law
Moline & Mehan, LLC
8015 Forsyth Boulevard
Clayton, MO 63105
(314) 725-3200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

8/1/08
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 803791102









CU











1

NAME OF REPORTING PERSON:

William L. Bates Trust






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 PF


(see instructions)










5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 180,000







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 180,000







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?
(see instructions)

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON (see instructions)









 OO (State of Missouri Revocable Trust)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.


 CUSIP No. 803791102






1

NAME OF REPORTING PERSON:

Helen K. Bates Trust






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 PF













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 23,950







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 23,950







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON









 OO (State of Missouri Revocable Trust)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.


 CUSIP No. 803791102






1

NAME OF REPORTING PERSON:

Growth Fund J, LLC






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 PF













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 38,400







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 38,400







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON









 OO (State of Missouri LLC)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.


 CUSIP No. 803791102






1

NAME OF REPORTING PERSON:

SynStar, LLC






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 OO













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 371,600







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 371,600







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON









 OO (State of Missouri LLC)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.



 CUSIP No. 803791102






1

NAME OF REPORTING PERSON:

SynerGroup, Ltd.






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    ?



(b)   ?



3

SEC USE ONLY









4

SOURCE OF FUNDS


 OO













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 171,850







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 171,850







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON









 OO (State of Missouri S Corporation)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.


 CUSIP No. 803791102






1

NAME OF REPORTING PERSON:

SynStar 7, LLC






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 OO













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 18,250







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 18,250







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON









 OO (State of Missouri LLC)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.































 CUSIP No. 803791102









CU











1

NAME OF REPORTING PERSON:

SSK6, LLC






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


OO













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 26,450







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 26,450







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?
(see instructions)

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON (see instructions)









 OO (State of Missouri LLC)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.



















CUSIP No. 803791102









CU











1

NAME OF REPORTING PERSON:

Oak Tree Group, LLC






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 OO













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 25,000







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 25,000







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?
(see instructions)

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON (see instructions)









 OO (State of Missouri LLC)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.

















CUSIP No. 803791102









CU











1

NAME OF REPORTING PERSON:

The Clarence Group, LLC






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)



3

SEC USE ONLY









4

SOURCE OF FUNDS


 OO













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 5,052,000







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 5,052,000







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?
(see instructions)

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON (see instructions)









 OO (State of Missouri LLC)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.


















CUSIP No. 803791102









CU











1

NAME OF REPORTING PERSON:

BFC Funds, Inc.






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)    X



(b)


3

SEC USE ONLY









4

SOURCE OF FUNDS


 PF













5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION



















Missouri



















7

SOLE VOTING POWER










 5,000







NUMBER OF





















SHARES
8

SHARED VOTING POWER







BENEFICIALLY


 5,912,500







OWNED BY





















EACH
9

SOLE DISPOSITIVE POWER







REPORTING


 5,000







PERSON





















WITH
10

SHARED DISPOSITIVE POWER










 5,912,500




























11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON









 5,912,500



























12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES



















?
(see instructions)

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)









 11.37 % (1)



























14

TYPE OF REPORTING PERSON (see instructions)









 OO (State of Missouri S Corporation)

















(1) Percentage calculated based on 52,000,000 total shares of Common Stock outstanding.


















Item 1. Security and Issuer
          This statement on Schedule 13D (this ?Schedule 13D?) relates to the shares of common stock, par value $.001 per share (the ?Common Stock?), of SARS Corporation, a Nevada corporation (the ?Issuer?). The principal executive office of the Issuer is located at 601 108th Avenue NE, 19th Floor, Bellevue, WA 98004.

Item 2. Identity and Background
          (a) - (f)
          This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the ?Reporting Persons?): (1) William L. Bates Trust, a Missouri revocable trust, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, (2) Helen K. Bates Trust, a Missouri revocable trust, principal place of business of 17797 Westhampton Woods
Drive, St. Louis, MO 63005, (3) Growth Fund J, LLC, a Missouri limited liability company, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 2 members, William L. Bates and Helen K. Bates, (4) SynStar, LLC, a Missouri limited liability company, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 37 members, including William L. Bates and Helen K. Bates, (5) SynerGroup, Ltd., a Missouri S Corporation, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 54 shareholders, including William L. Bates and Helen K. Bates, (6) SynStar7, LLC, a Missouri limited liability company, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 27 members, including William L. Bates and Helen K. Bates, (7) SSK6, LLC, a Missouri limited liability company, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 14 members, including William L. Bates and Helen K. Bates, (8) Oak Tree Group, LLC, a Missouri limited liability company, principal place of business of 1350 Lonedell Road, Arnold, MO 63010, has 5 members, has 14 members, including William L. Bates, (9) The Clarence Group, LLC, a Missouri limited liability company, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 32 members, including William L. Bates, and (10) BFC Funds, Inc., a Missouri S corporation, principal place of business of 17797 Westhampton Woods Drive, St. Louis, MO 63005, has 2 members, William L. Bates and Helen K. Bates. While there is no formal agreement or official membership of the same reporting persons to form a group, all of the same are influenced by one common individual, that being William L. Bates. As such, it is possible the same could be considered part of a group.
          To the best knowledge of the Reporting Persons, none of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. To the best knowledge of the Reporting Persons, none of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	William L. Bates is an individual citizen of the United States and the State of Missouri, with business address of 17797 Westhampton Woods Drive,
St. Louis, MO 63005. He is presently employed as a venture capitalist and business manager with regard to all entities at issue in this filing. In the past five years, Mr. Bates has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Bates was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding, he has not been subject to a judgment, decree, or final order enjoining any violations, prohibitions, or mandating any activities with regard to federal or state securities laws, or finding any violation with respect to such laws.
            Absent only the two trust entities, all the other entities stated above are members with limited liability company ownership interests in the Clarence Group, LLC. Mr. William L. Bates is influential as managing member or other executive officer in all of the above-stated entities, with the only exception being the Helen K. Bates Trust. Mr. Bates is principally engaged in the business of venture capital, business management, and the business of investment in securities.

Item 3. Source and Amount of Funds or Other Consideration
        The source of all funds used to purchase shares of common stock of the issuer were the personal funds of William L. Bates, Helen K. Bates, and the various other members and shareholders of the entities above-stated. The only exception to this source of funds is the Loan advanced by The Clarence Group, LLC, to issuer, which provided the Clarence Group, LLC, with a substantial number of warrants to purchase shares of common stock in the Issuer in the future.
        Pursuant to the Secured Convertible Promissory Note between The Clarence Group, LLC, and issuer, dated July 1, 2008, and the accompanying Security Agreement dated July 1, 2008, a copy of which is attached hereto as an Exhibit 1, The Clarence Group, LLC, has provided loan funds in the total aggregate amount of $842,000 to Issuer as of September 4, 2008. Said loan obligation of Issuer to The Clarence Group, LLC, carried with it warrants at
(1) $.50 per share to purchase 1,684,000 shares of Issuer?s common stock and
(2) additional warrants to convert the loan balance due and payable of $842,000 into 3,368,000 shares of Issuer, at the conversion price of $.25 per share. The accompanying Warrant to Purchase Shares of Common Stock of SARS Corporation dated July 1, 2008, is attached hereto as Exhibit 2. Therefore, said loan may provide the Clarence Group, LLC, with up to 5,052,000 total shares of common stock in the Issuer, provided all such warrants are in fact exercised in the future.

        The same Loan line of credit agreement allows Issuer in the future to increase the Loan principal amount from its current level of $842,000 to an amount up to $2,000,000. Provided the funding level in the future in fact instead stands at $2,000,000, the warrants carried with said loan balance amount would instead be warrants at (1) $.50 per share to purchase 4,000,000 shares of Issuer?s common stock and (2) additional warrants to convert the loan balance due and payable of $2,000,000 into 8,000,000 shares of Issuer, at the conversion price of $.25 per share. Therefore said loan, if fully funded in the future at the $2,000,000 level could potentially provide the Clarence Group, LLC, with up to 12,000,000 total shares of common stock in the Issuer, provided all such warrants are in fact exercised.

Item 4. Purpose of Transaction
        The purpose of the acquisition of the securities of issuer is for venture capital and investment purposes of the various entities stated herein. None of the following at letters (a) through (j) below are planned or proposed at this time:
        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
        (e) Any material change in the present capitalization or dividend policy of the issuer;
        (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
        (j) Any action similar to any of those enumerated above.

        The Reporting Persons may seek to dispose of their Securities of the Issuer from time to time, subject to market conditions and other investment considerations. As such, each Reporting Person may directly or indirectly acquire additional shares of Common Stock, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.
          To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.


Item 5. Interests in Securities of the Issuer
          The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)



































Sole Power





Sole Power to




Amount





to Vote or

Shared Power

Dispose or to

Shared Power to


Beneficially

Percent of

Direct the

To Vote or

Direct the

Dispose or Direct
Reporting Person

Owned

Class

Vote

Direct the Vote

Disposition

the Disposition
BP William L.
Bates Trust


5,912,500



11.37
%


180,000



5,912,500



180,000



5,912,500


























TCHelen K. Bates
Trust


5,912,500



11.37
%


23,950



5,912,500



23,950



5,912,500


























CaGrowth Fund J,
LLC


5,912,500



11.37
%


38,400



5,912,500



38,400



5,912,500


























TCSynStar, LLC


5,912,500



11.37
%


371,.600



5,912,500



371,600



5,912,500


























TCSynerGroup,
Ltd.


5,912,500



11.37
%


171,850



5,912,500



171,850



5,912,500



















































DSSynStar7, LLC


5,912,500



11.37
%


18,250



5,912,500



18,250



5,912,500



















































SS SSK6, LLC


5,912,500



11.37
%


26,450



5,912,500



26,450



5,912,500


























OaOak Tree Group,
LLC


5,912,500



11.37
%


25,000



5,912,500



25,000



5,912,500


























BFBFC Funds, Inc.


5,912,500



11.37
%


5,000



5,912,500



5,000



5,912,500


























ThThe Clarence
Group, LLC


5,912,500



11.37
%


5,052,000



5,912,500



5,052,00



5,912,500



















































          (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past sixty (60) days involving the securities of the Issuer.
          (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this
Item 5.
          (e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
        A copy of the Loan agreement between The Clarence Group, LLC, and issuer, entitled Secured Convertible Promissory Note between The Clarence Group, LLC, and issuer, dated July 1, 2008, Security Agreement dated July 1, 2008, and Warrant to Purchase Shares of Common Stock of SARS Corporation dated July 1, 2008, which provide the Clarence Group, LLC, with a substantial number of warrants to purchase the common stock of issuer in the future, are attached hereto as Exhibits 1 and 2. Other than previously reflected herein, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

Exhibit 1- Secured Convertible Promissory Note between The Clarence Group, LLC, and issuer, dated July 1, 2008, and Security Agreement dated July 1, 2008.

Exhibit 2- Warrant to Purchase Shares of Common Stock of SARS Corporation dated July 1, 2008.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September ___, 2008


			WILLIAM L. BATES, INDIVIDUALLY


        By:	/s/ William L Bates
        Name:	William L. Bates


        WILLIAM L. BATES TRUST


			By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Trustee

HELEN K. BATES TRUST


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Successor Trustee


			GROWTH FUND J, LLC


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Managing Member


			SYNSTAR LLC


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Managing Member


			SYNERGROUP, LTD.


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	C.E.O.


			SYNSTAR7, LLC


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Managing Member


			SSK6, LLC


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Managing Member


			OAK TREE GROUP, LLC


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Managing Member


			BFC FUNDS, INC.


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	C.E.O.


			THE CLARENCE GROUP, LLC


        By:	/s/ William L Bates
        Name:	William L. Bates
Title:	Managing Member





EXHIBIT INDEX

Exhibit 1- Secured Convertible Promissory Note between The Clarence Group, LLC, and issuer, dated July 1, 2008, and Security Agreement dated July 1, 2008.

Exhibit 2- Warrant to Purchase Shares of Common Stock of SARS Corporation dated July 1, 2008.








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